Algonquin Power & Utilities Corp. Announces Dates for
First Quarter 2019 Financial Results and Conference Call

OAKVILLE, Ontario – April 11, 2019 - Algonquin Power & Utilities Corp. ("APUC") (TSX/NYSE: AQN) today announced plans to release its first quarter 2019 financial results on Thursday, May 9, 2019, after market close. APUC will hold an earnings conference call at 10:00 a.m. eastern time on Friday, May 10, 2019, hosted by Chief Executive Officer, Ian Robertson and Chief Financial Officer, David Bronicheski.
Conference call details are as follows:

Date:	Friday, May 10, 2019
Time:	10:00 a.m. ET
Conference Call Access:	Toll Free Canada/US	1-800-319-4610
	Toronto local	416-915-3239
Please ask to join the Algonquin Power & Utilities Corp. conference call
Presentation Access:	http://services.choruscall.ca/links/algonquinpower20190510.html
Presentation also available at: www.algonquinpowerandutilities.com
Call Replay: (available until March 24, 2019)	Toll Free Canada/US	1-855-669-9658
	Vancouver local	1-604-674-8052
	Access code	3134
All dollar amounts referenced herein are in U.S. dollars unless otherwise noted.
About Algonquin Power & Utilities Corp.
APUC is a diversified generation, transmission and distribution utility with approximately $9 billion of total assets. Through its two business groups, APUC provides rate-regulated natural gas, water, and electricity generation, transmission, and distribution utility services to over 768,000 connections in the United States, and is committed to being a global leader in the generation of clean energy through ownership of or investments in long‐term contracted wind, solar and hydroelectric generating facilities representing over 2 GW of installed capacity.  APUC delivers continuing growth through an expanding pipeline of renewable energy, electric transmission, and water infrastructure development projects with a global focus, organic growth within its rate-regulated generation, distribution and transmission businesses, and the pursuit of accretive acquisitions. APUC's common shares, Series A preferred shares, and Series D preferred shares are listed on the Toronto Stock Exchange under the symbols AQN, AQN.PR.A, and AQN.PR.D. APUC's common shares and Series A subordinated notes are also listed on the New York Stock Exchange under the symbols AQN and AQNA.
Visit APUC at www.algonquinpowerandutilities.com and follow us on Twitter @AQN_Utilities.

For Further Information:
Ian Tharp, CFA
Vice President, Investor Relations
Algonquin Power & Utilities Corp.
354 Davis Road, Oakville, Ontario, L6J 2X1
E-mail: InvestorRelations@APUCorp.com
Telephone: (905) 465-4500